1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct

July 18, 2022 VIA EDGAR Ashley Vroman-Lee Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0504

Re: RBC Funds Trust (the “Trust” or “Registrant”) File Nos.: 333-111986; 811-21475

Dear Ms. Vroman-Lee:

We are writing in response to comments provided telephonically on July 1, 2022 with respect to Post-Effective Amendment No. 162 filed on Form N-1A on May 27, 2022 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”). The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

Comment 1.	Please provide the Fund’s completed fee table.

Response 1. The Fund’s completed fee table is attached hereto as Exhibit A.

Comment 2.	Please disclose how derivatives investments will be valued for the purposes of the Fund’s 80% policy.

Response 2. The Fund has updated the disclosure to provide that the Fund’s derivatives investments will be based on market value for purposes of the Fund’s 80% policy.

Comment 3.	The Fund’s principal investment strategies state that the Advisor takes environmental, social and governance (“ESG”) factors into account through an integrated approach within the investment team’s fundamental investment analysis framework. Please include examples of the ESG criteria that will be considered.

Response 3. The Fund has added the following to its Item 4 disclosure:

ESG factors considered may include, but are not limited to, the following: (i) corporate governance; (ii) employee health and safety; (iii) human rights; and (iv) environmental management. The Fund may from time to time invest in derivatives, cash, money market instruments and other similar instruments where ESG integration may not be applicable due to the nature of such instruments.

The Fund has added the following to its Item 9 disclosure:

ESG factors considered material vary depending on the specific issuer and the industries and geographies in which it operates. ESG factors considered may include, but are not limited to, the following:

●   Corporate governance relates to how an issuer governs itself. This may include considering how the board is structured and whether there is sufficient independence, or if the company has any history or current controversies around bribery and/or corruption. It may also consider board compensation among other corporate governance considerations.

●   Employee health and safety relates to how an issuer interacts with its employees and considers their health and safety within its business operations. This may include considering how a company is ensuring that working conditions preserve employee wellbeing, which may be by confirming whether the company has created policies and practices that minimize on the job incidents, amongst other health and safety considerations.

● Human rights relates to how an issuer interacts with employees, customers, the communities it conducts its business in, and throughout its supply chain to ensure that the company is abiding by international and national human rights laws and agreements. This may include: whether the company has a human rights statement or policy; potential exposure to human rights risks and human rights impact analysis; governance oversight of material human rights related risks; and/or recognition of specific international laws, treaties or standards. It may also include determining whether aspects of the company’s business model may have heightened human rights risks and how those risks are being managed and mitigated, amongst other human rights considerations.

●   Environmental management relates to how an issuer interacts with the environment. This may include considering how the physical risks of climate change may impact a company’s operations and whether those risks are being adequately managed and addressed. It may also consider how a company’s operations may be impacting the air and/or water pollution within the community that the company operates in, and what the company may be doing to reduce these impacts moving forward, amongst other environmental considerations.

The Fund may from time to time invest in derivatives, cash, money market instruments, and other similar instruments where ESG integration may not be applicable due to the nature of such instruments.

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304. Thank you.

Sincerely,

/s/Stephen T. Cohen
Stephen T. Cohen

Exhibit A

RBC Short Duration Fixed Income Fund Fee Table

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts on purchases of Class A shares of the Fund if you and your family invest, or agree to invest in the future, at least $500,000 in Class A shares of the RBC Funds. More information about these and other discounts is available from your financial intermediary and under the subheading “Reducing the Initial Sales Charge on Purchases of Class A Shares” on page 49 of this Prospectus.

	Class I	Class A
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	1.50%
Maximum Deferred Sales Charge (Load) (as a % of offering or sales price, whichever is less)	None	None[1]
Redemption Fee (as a % of amount redeemed or exchanged within 30 days after the date of purchase)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.30%	0.30%
Distribution and Service (12b-1) Fees	None	0.10%
Other Expenses	0.48%	0.82%
Total Annual Fund Operating Expenses	0.78%	1.22%
Fee Waiver and/or Expense Reimbursement[2]	(0.4 3)%	(0.77)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement	0.35%	0.45%
1	A 1.00% CDSC is imposed on redemptions of Class A shares made within 12 months of a purchase of $500,000 or more of Class A shares on which no front-end sales charge was paid.
2

The Advisor has contractually agreed to waive fees and/or pay operating expenses in order to limit the Fund’s total expenses (excluding brokerage and other investment-related costs, interest, taxes, dues, fees and other charges of governments and their agencies, extraordinary expenses such as litigation and indemnification, other expenses not incurred in the ordinary course of the Fund’s business and acquired fund fees and expenses) to 0.35% of the Fund’s average daily net assets for Class I shares and 0.45% for Class A shares. This expense limitation agreement is in place until July 31, 2023 and may not be terminated by the Advisor prior to that date. The expense limitation agreement may be revised or terminated by the Fund’s board of trustees if the board consents to a revision or termination as being in the best interests of the Fund. The Advisor is entitled to recoup from the Fund or class the fees and/or operating expenses previously waived or reimbursed for a period of 3 years from the date of such waiver or reimbursement, provided that such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of: (i) the Fund’s expense limitation at the time of the waiver or reimbursement and (ii) the Fund’s expense limitation at the time of recoupment.